Exhibit 99.1

COMPANY CONTACTS:          INVESTOR RELATIONS CONTACTS:

Genetic Technologies Limited            Lippert/Heilshorn & Associates
DR. MERVYN JACOBSON                     KIM SUTTON GOLODETZ
Chief Executive Officer                 kgolodetz@lhai.com
TOM HOWITT                              LISA LINDBERG
Chief Financial Officer                 llindberg@lhai.com        212-838-3777
tom.howitt@gtg.com.au                   BRUCE VOSS
Phone: +61-3-9415-1135                  bvoss@lhai.com            310-691-7100
www.gtg.com.au                          www.lhai.com




                    FURTHER DETAILS OF APPLERA PATENT DISPUTE

MELBOURNE, AUSTRALIA - DECEMBER 15, 2005 - GENETIC TECHNOLOGIES LIMITED ("GTG") (NASDAQ NM: GENE; ASX: GTG) reported on December 12, 2005 that it had reached a final settlement of its patent dispute with Applera Corporation.

The announcement released to the Australian Stock Exchange ("ASX") was also released to NASDAQ and the wire services in the USA. The form and content of that document was part of the agreed settlement process, which remains under the control of the US District Court, Northern District of California.

However, the Settlement Agreement does permit the release of further details, if requested by the ASX. On December 12, 2005, the ASX contacted GTG seeking additional details regarding the material terms of the agreement. A trading halt on ASX was then sought by the Company to enable it to seek legal advice. Soon after, trading in the Company's ADRs on NASDAQ was halted.

GTG can now report that the total value of the consideration receivable by GTG is approximately AUD 15 million, payable partly in cash and partly in kind - including agreements supplying GTG with certain Applera equipment, reagents and intellectual property rights.

In relation to the financial impact of the settlement, GTG expects to record approximately half the benefits from these contracts as revenue in the current financial year.

We trust these further details now clarify the relevance of this settlement to GTG.

With the release of this announcement, trading in the Company's ADRs on NASDAQ now resumes.

ABOUT GENETIC TECHNOLOGIES LIMITED

Genetic Technologies was an early pioneer in recognizing important new applications for "non-coding" DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance. This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies' current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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GENETIC TECHNOLOGIES LIMITED o WEBSITE: www.gtg.com.au o EMAIL: info@gtg.com.au
ABN 17 009 212 328
REGISTERED OFFICE AND MAIN LABORATORY o 60-66 Hanover Street
Fitzroy VIC 3065 Australia
PHONE 61 3 9415 1135 o FAX 61 3 9417 2987 o
POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia